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                              January 14, 2022

       Christine Nixon
       Chief Legal Counsel
       SAFG Retirement Services, Inc.
       21650 Oxnard Street, Suite 750
       Woodland Hills, CA 91367

                                                        Re: SAFG Retirement
Services, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted December
21, 2021
                                                            CIK No. 0001889539

       Dear Ms. Nixon:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 filed December 21, 2021

       General

   1. Please provide us copies of all written communications, as defined in Rule 405 under the
                                                        Securities Act, that
you, or anyone authorized to do so on your behalf, present to potential investors in reliance
on Section 5(d) of the Securities Act, whether or not they retain copies of the
communications. Please contact the staff member associated with the review of this filing to
discuss how to submit such copies.
   2. Please provide us with copies of any additional graphics, maps, photographs, and related captions or other
artwork including logos that you intend to use in the prospectus. Please keep in mind, in
scheduling printing and distributing of the preliminary prospectus, that we may have comments
after reviewing the materials.
 Christine Nixon
SAFG Retirement Services, Inc.
January 14, 2022
Page 2
Market and Industry Data, page iii

3.       Please advise us whether the data provided by LIMRA or Cerulli
Associates Inc.
         was obtained from market reports commissioned by you. If so, please file consents pursuant to Rule 436 of the Securities Act as an exhibit to your registration statement or explain to us why this is not required. Consistent with your disclosure on page 244, also disclose here that Mr. Hogan serves on the board of the parent company of LIMRA.
Our Strategy, page 9

4. Please provide clarification for your statement that you have seen several of your competitors leave parts of the annuity market. In this regard, please clarify if there have also been new entrants into the market or just departures, why you believe competitors have been leaving, and also discuss the parts of the annuity market to which you refer.
Material changes to, or termination of, our significant investment advisory contracts with other parties, page 41

5. We note that your asset management operations rely on AIG for a number of significant services and benefits from its affiliation with AIG in certain common vendor relationships. Please expand this risk factor to briefly identify these significant services and common vendor relationships, or provide a cross-reference to more detailed disclosure located elsewhere in the prospectus.
Use of Non-GAAP Financial Measures and Key Operating Metrics, page 86

6. Please revise to present a reconciliation for adjusted revenue. Refer to Item 10(e)(1)(i)(B)
         of Regulation S-K for guidance.
7. Please revise to discuss the reasons premiums and deposits provides useful information to investors and any additional purposes, if any, for which management uses this measure.
         Refer to Item 10(e)(1)(i)(C) and (D) of Regulation S-K for guidance. Liquidity and Capital Resources of SAFG Parent and Intermediate Holding Companies, page
148

8. We note your disclosure here that AIG has unconditional capital maintenance agreements in place with certain of your subsidiaries, implying the existence of multiple agreements.
         Please reconcile this with your disclosure on page 277 that the company had one capital maintenance agreement, between AGC and AIG, or advise.
Group  Retirement
FirstName           - Strategy, page
            LastNameChristine        199
                                 Nixon
Comapany
9.          NameSAFG
       Please             Retirement
               briefly describe       Services, Inc.
                                SmartRetirement   Plus so investors understand
how it reflects the
Januarystrategy outlined
         14, 2022  Page 2in this section.
FirstName LastName
 Christine Nixon
FirstName  LastNameChristine
SAFG Retirement  Services, Inc.Nixon
Comapany
January 14,NameSAFG
            2022      Retirement Services, Inc.
January
Page 3 14, 2022 Page 3
FirstName LastName
Life Insurance - Strategy, page 208

10. Please disclose whether your new SIWL product launched in the fourth quarter of 2021 as anticipated or update the timing accordingly. Also, discuss the new underwriting data sources that you believe have the potential to replace traditional forms of medical information. Further, discuss the extent to which you have already started integrating such data sources, and your plan to continue integrated these data sources to improve your underwriting and customer acquisition process. Finally, briefly detail on page 209 how you have expanded your use of electronic database sources of evidence as part of the process of improving your underwriting.
Investment Management - Overview, page 219

11. Please revise to include the chart that depicts the loss adjusted returns on your general account portfolio from 2010 to 2020.
Management, page 242

12. We note your disclosure on page 244 that Mr. Hogan has served as a director of SAFG since November 2, 2021, and that he also serves as your Executive Vice President and
         Chief Executive Officer. Please update to disclose the date which Mr. Hogan began serving as an executive officer in these capacities. Similarly, also disclose in this section when Mr. Habayeb began serving as Executive Vice President and Chief Financial
         Officer. Refer to Item 401(b) of Regulation S-K.
Board Committees, page 247

13. We note your disclosure on page 38 that in connection with your separation from AIG, you will transition to separate information systems and will be responsible for your own cybersecurity. To the extent cybersecurity risks are material to your business, please disclose here or in another appropriately captioned section the nature
of the board   s role in
         overseeing your cybersecurity risk management, the manner in which the board will administer this oversight function and any effect this will have on
the board   s leadership
         structure.
Exclusive Forum, page 286

14. We note that your forum selection provision identifies the federal district courts as the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. However, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.
         Further, while your risk factor on page 58 discusses the additional costs you could incur associated with resolving such action in other jurisdictions, please also describe the risk that the choice of forum provision may increase the costs for shareholders to bring a
 Christine Nixon
SAFG Retirement Services, Inc.
January 14, 2022
Page 4
         claim.
Note 3. Segment Information, page F-24

15. Please revise to present identifiable assets and capital expenditures by reportable segment.
Note 15. Contingencies, Commitments and Guarantees, page F-108

16. In accordance with ASC 450-20-50, please revise to clearly disclose the following information for your legal contingencies in aggregate or individually:

                The amount or range of reasonably possible losses in addition to amounts accrued, or
                That reasonably possible losses cannot be estimated, or That any reasonably possible losses in addition to amounts accrued are not material to
              your financial statements.
Subsidiary Dividend Restrictions, page F-119

17. Please revise to disclose the amount of retained earnings or net income that is restricted or free from restrictions for payment of dividends by SAFG. Refer to Rule 4-08(e)(1) of
         Regulation S-X for guidance.
Sale of Certain AIG Life and Retirement Retail Mutual Fund Businesses, page
F-152

18. Please revise here or in MD&A to quantify the impact of the sale on your financial results, metrics and trends. Additionally, more clearly describe if the twelve mutual funds managed by SAAMCo were included in the sale and/or the relevancy of this aspect of the transaction.
Note 8. Variable Interest Entities, page F-195

19. Please revise to disclose quantitative information about your involvement with VIEs including the amount of revenue, net income (loss) attributable to SAFG and net income
         (loss) attributable to noncontrolling interests recognized for each period presented. Refer to paragraphs 5A.d. and 2AA.d. of ASC 810-10-50.
Exhibit Index, page II-5

20. We note your disclosure on page 11 that you expect to enter into letter of credit facilities, a revolving credit facility and a delayed draw term loan facility, and that you anticipate
FirstName LastNameChristine Nixon
       issuing debt securities prior to the consummation of this offering. Please confirm that you
Comapany
       will NameSAFG      Retirement
            file any material         Services,
                              agreements         Inc.be in place at the time of
the offering, or tell us
                                           that will
Januarywhy
         14, these
             2022 are
                   Pagenot
                        4 required to be filed. Refer to Item 601(b)(10) of Regulation S-K.
FirstName LastName
 Christine Nixon
FirstName  LastNameChristine
SAFG Retirement  Services, Inc.Nixon
Comapany
January 14,NameSAFG
            2022      Retirement Services, Inc.
January
Page 5 14, 2022 Page 5
FirstName LastName
       You may contact Michael Volley at 202-551-3437 or Amit Pande at 202-551-3423 if you
have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or Erin Purnell at 202-551-3454 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Finance